December 27, 2023

Mr. John Coleman

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	Jupiter Gold Corporation
Form 20-F for the Fiscal Year ended December 31, 2022
Filed April 28, 2023
File No. 333-214872

Dear Mr. Coleman,

Reference is made to the comment letter dated December 12, 2023 (the “Comment Letter”), sent by the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”), to Jupiter Gold Corporation (the “Company” or “Jupiter Gold”), relating to the Company’s annual report on Form 20-F for fiscal year ended December 31, 2022.

The Company has been working diligently in addressing the Staff’s questions, but management will need more time to properly answer all of the Staff’s comments. The primary reason for such delay is the disruption created by the holiday season, which has made it very difficult to access the necessary experts whose involvement in preparing responses to the Staff’s comments is paramount. The Company’s goal is to provide a response letter to the Staff’s Comment Letter by January 12, 2024. We hope that this is acceptable and thank you in advance for your understanding.

Very Truly Yours,

/s/ Marc Fogassa
Marc Fogassa
Chairman & CEO
Jupiter Gold Corporation